Exhibit (a)(5)(A)

Chattem, Inc.

Robert B. Long

Vice President and Chief Financial Officer

(423) 822-4450

FOR IMMEDIATE RELEASE

CHATTEM, INC. ANNOUNCES FINAL

RESULTS OF ITS OFFERS TO REPURCHASE

Chattanooga, TN- March 26, 2010 – Chattem, Inc. (“Chattem” or the “Company”), a wholly-owned subsidiary of the sanofi-aventis Group, today announced the final results of its tender offer to repurchase (the “Offer to Repurchase”) any and all of its outstanding 2.00% convertible senior notes due 2013 (the “2.00% Notes”) and its outstanding 1.625% convertible senior notes due 2014 (the “1.625% Notes” and collectively, the “Notes”). The Offer to Repurchase expired on March 25, 2010, at 5:00 p.m., New York City time (the “Expiration Date”).

Prior to the Expiration Date, the Notes were also convertible into, (i) with respect to the 1.625% Notes, $1,375.68 in cash per $1,000 principal amount of 1.625% Notes converted or (ii) with respect to the 2.00% Notes, $1,664.47 in cash per $1,000 principal amount of 2.00% Notes converted, according to the terms of the applicable indenture. The trustee and conversion agent for the Notes, U.S. Bank National Association, has advised the Company that, prior to the Expiration Date, holders of 100% of the outstanding 1.625% Notes and approximately 99.8% of the outstanding 2.00% Notes converted their notes as described above.

The trustee has advised the Company that none of the 2.00% Notes remaining following conversion were validly tendered pursuant to the Offer to Repurchase and, therefore, $200,000 aggregate principal amount outstanding of the 2.00% Notes remain outstanding.

Questions and requests for information about the Offer to Repurchase should be directed to U.S. Bank National Association at (800) 934-6802.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL THE NOTES.

About Chattem, Inc.

Chattem is approximately 130 years old and is a leading manufacturer and marketer of branded consumer healthcare products, toiletries and dietary supplements across niche market segments in the United States. Chattem has regularly demonstrated its ability to sustain regular growth, both in terms of sales and profit, through the development of its own brands and the successful integration of acquired products. Chattem’s well known brands include Gold Bond®, Icy Hot®, ACT®, Cortizone-10®, Selsun Blue® and Unisom®. For more information, visit Chattem’s website at www.chattem.com.

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